Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

March 5, 2026

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd Form 20-F filed September 18, 2025 File No. 333-284137

Dear Sir or Madam,

This letter is in response to your letter dated February 19, 2026, in which you provided comments to the annual report on Form 20-F of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on September 18, 2025. We set forth below in bold the comments in your letter relating to Form 20-F followed by the Company’s response to the comment.

Form 20-F filed on September 18, 2025

Statement of Operations, page F-3

1.	Please identify for us the business, competitive and economic factors that caused your sales to decline by 91%. Explain the underlying reasons for the reduction in sales orders from your largest customers. This information should also be included under Item 5 of your next Form 20-F.

RESPONSE: We respectfully advise the staff as follows:

The Company’s revenue for the years ended April 30, 2025 and 2024 were S$167,707 (approximately US$128,464) and S$1,882,803 (approximately US$1,380,848), respectively, representing a decrease of 91.1%. This reduction in revenue was primarily attributed to a reduction in sales orders from our largest customers due to a change in our business strategy in which we directly interact with our customers. As a result, the Company has expanded its sales channel from selling to our distributors to selling directly to customers, with the price of the products remaining largely unchanged, leading to a decline in revenue where sales to distributors have decreased significantly. In order to further build brand recognition and to diversify customer base, the Company has embarked on a sales channel diversification strategy whereby the Company targets end customers.

The Company’s top five customers accounted for 90.4% and 84.6% of total revenue for the financial years ended April 30, 2024 and 2025. The reduction in orders from the Company’s largest customers was primarily attributable to the change in strategy described above, whereby those customers who operated as distributors reduced or ceased purchasing as the Company began engaging their end-customer base directly.

The Company did not identify significant competitive or macroeconomic factors as primary contributors to the revenue decline during the financial year ended April 30, 2025, beyond the strategic and business factors described above.

The Company acknowledges the Staff’s direction and confirms that it will include a discussion of the business, competitive, and economic factors described above as well as any relevant trends or uncertainties under Item 5 of Form 20-F for the financial year ending April 30, 2026.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Gan Hong Loon
Interim Chief Executive Officer and Chief Financial Officer